Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	December 8, 2011

SILVERCORP’S FISCAL 2012 DRILLING EXPLORATION PROGRAM UPDATE

VANCOUVER, British Columbia – December 8, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) provides an update on its Fiscal 2012 exploration drilling programs on its mines and properties in China and Canada. The Company planned 244,000 meters of surface and underground drilling for its various projects for Fiscal 2012 (April 1, 2011 – March 31, 2012). As of November 30, 2011, the Company has completed a total of 523 diamond drill holes totaling 186,627 meters, which represents 76.5% of the planned drill program. Drilling is ongoing and on schedule and the Company expects to complete the planned drill program by the end of Fiscal 2012. The following table details the drilling completed so far for the different projects.

Projects		Planned (meters)		Completed as of November 30, 2011
			Surface		Underground		Surface+
							Underground
			No of holes	meters	No of holes	meters	No of holes	meters
Ying Mining Camp	Ying	85,000	26	10,016	137	52,773	163	62,789
	TLP	36,000			114	34,779	114	34,779
	HPG+LM	50,000			154	60,257	154	60,257
	Subtotal	171,000	26	10,016	405	147,809	431	157,825
GC Project		20,000	34	14,370			34	14,370
BYP Mine		50,000	20	8,158	23	2,837	43	10,995
Silvertip Project		3,000	15	3,437			15	3,437
Total		244,000	95	35,981	428	150,646	523	186,627

As can be seen from the table, 157,825 meters of drilling has been completed at the Company’s flagship project, the Ying Mining Camp. The goal of this extensive drilling program is to upgrade current Inferred resources to the Measured and Indicated category, and to expand Inferred resources. The assay results for these drill holes will be released once data is compiled and analyzed.

Silvercorp’s president, Myles Gao, P.Geo, is the Qualified Person under NI 43-101, has reviewed and takes responsibility for the contents of this release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.